Exhibit 12.1

HORIZON GLOBAL CORPORATION

Calculation of Ratio of Earnings to Fixed Charges

(Amounts in Thousands, Except Ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013
Earnings
Income from continuing operations before income taxes	$10,790	$7,020	$20,590	$6,070
Adjustments:
Interest on indebtedness	11,210	7,980	720	820
Amortization of deferred loan costs	1,390	830	—	—
Portion of rents representative of interest factor (a)	3,942	5,256	5,044	5,044

Income as adjusted	$27,332	$21,086	$26,354	$11,934

Fixed Charges
Interest on indebtedness	$11,210	$7,980	$720	$820
Amortization of deferred loan costs	1,390	830	—	—
Portion of rents representative of interest factor (a)	3,942	5,256	5,044	5,044

Fixed charges	$16,542	$14,066	$5,764	$5,864

Ratio of Earnings to Fixed Charges	1.65	1.50	4.57	2.04

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.